Mail Stop 4561

July 7, 2006

By U.S. Mail and Facsimile to (917) 777-3760

Robert P. Connolly, Esq
Managing Director, General Counsel and Secretary
New BlackRock, Inc.
40 East 52nd Street
New York, New York 10022

Re: New Black Rock, Inc.
Registration Statement on Form S-4
Filed June 9, 2006
File No. 333-134916

Dear Mr. Connolly:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us whether BlackRock gave its financial projections to Merrill Lynch.

2.   Please provide the staff with a copy of the Citigroup board book for the transaction.

3.   Please unbundle the charter and by-law changes from the BlackRock equivalents in the New BlackRock charter and by-laws. See the September 2004 Interim Telephone Interpretations.

Prospectus Cover Page

4.   Please confirm that your cover page does not, or will not, exceed the one-page limit imposed by Item 501(b) of Regulation S-K. We note that currently it is on two pages.

5.   Please indicate the number of New BlackRock shares to be issued pursuant to the prospectus. See Rule 501(b)(2).

Forward-looking Statements, page v

6.   Please move the discussion of forward-looking statements to a place outside the forepart of the document.

7.   The proxy statement/prospectus does not contain forward-looking statements within the meaning of the securities laws since it is an initial public offering. Please revise.

Forward-looking Statements, page v

8.   Please move the discussion of forward-looking statements to a place outside the forepart of the document.

The Stockholder Agreements, page 7

9.   Please revise the fourth paragraph, beginning "At all times after the closing…" to clarify the nature of the prohibitions discussed, and disclose these in more detail elsewhere in the prospectus, as appropriate.

Regulatory Matters, page 8

10.   Please revise to delete the statement that Merrill Lynch will receive "approval of the Securities and Exchange Commission…." The Commission does not and will not issue any type of approval for this transaction. Please change similar disclosure on page 40.

Selected Historical Financial Information, page 11

MLIM, Summary of Selected Financial Data, page 11

11.   We refer to footnote * regarding the decrease in profit margin in 2006 due to the impact of a $109 million one-time compensation expense related to the modification of MLIM stock compensation awards. In this regard, please revise this footnote to:

- Include a cross reference to the "New Accounting Pronouncements" section of Note 1, "Summary of Significant Accounting Policies" on page F-13 that describes the terms and timing of this transaction; and

- state that the one-time charge also includes the effects of the adoption of SFAS 123R which was adopted in the first quarter of 2006.

12.   Please revise to add footnotes to:

- Describe the reasons for the net operating loss of $134 million incurred in fiscal 2001.

- Explain the reasons for the 13% decrease in total assets in 2005 as compared to 2004.

- Describe the effects of the acquisition of the Philips pension business in September 2005, which increased assets under management by $18 billion, on the comparability of 2005 operating results with prior periods. Cross reference to related disclosure in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 28.

BlackRock, Summary of Selected Financial Data, page 11

13.   Please revise to explain in a footnote that the "Pro Forma for the Transactions" columns for the three months ended March 31, 2006 and the year ended December 31, 2005 include the pro forma effects of the merger between BlackRock and MLIM as if the merger had occurred at the beginning of the fiscal period presented.   Provide a cross reference to additional disclosure regarding the pro forma effects of the merger transaction in the "New BlackRock, Inc. Pro Forma Financial Statements" section starting on page F-32.

14.   Revise footnote ## to disclose the annual expense of $59 million and $104 million in 2005 and 2004, respectively related to the LTIP Awards based on having reaching the stock price threshold for vesting. Refer to Note 12, "Stock Awards and Incentive Plans" in the BlackRock 2005 10-K.

15.   Please revise to describe in a footnote the effects on operating results and financial condition for fiscal 2005 of the acquisition in January 2005 of SSR Holdings from Metlife. Refer to Note 2, "Acquisition" on page F-32 of the BlackRock 2005 10-K.

Historical and Pro Forma Per Share Data, page 12

16.   Please revise to provide a footnote to the pro forma basic and diluted earnings per share figures for the three months ended March 31, 2006 and the twelve months ended December 31, 2005, that refers to the tables that present how they were computed on page F-38 in the "New BlackRock, Inc. Pro Forma Financial Statements" section.

17.   Please revise to state in a footnote the assumptions used to determine the "Pro forma book value per share" for New BlackRock.

18.   Please revise to describe in a footnote why the pro forma book value per share *decreased* during the three months ended March 31, 2006 as compared to the year ended December 31, 2005 but the historical book value per share *increased* during these same comparative periods.

Global Market Activity, page 12

19.   We refer to the statement that subsequent to the first quarter the global financial markets have started to decline and to the reference to related risk factor disclosure in the Form 10-K of BlackRock for 2005. In this regard, please revise this section to include the following:

- describe the potential effects of global market volatility on MLIM revenues considering 45% of its assets under management are in Merrill Lynch's Global Private Client Group.

- include a reference to the risk factor on page 18 titled "Loss of market share with Merrill Lynch's Global Private Client group could harm operating results of New BlackRock".

- revise note ## on page 11 that refers to the "Global Market Activity" section to state that this section concerns the effects of market volatility on both BlackRock *and MLIM*.

Risk Factors, page 14

The market price for New BlackRock common stock…, page 14

20. The point of this risk factor is not clear. Please revise to clarify.

Our failure to complete the transactions…, page 15

21. Please revise to clarify the nature and quantify the "significant fees and expenses." Also, revise to clarify why the failure to complete the transaction would likely lead to negative perceptions and a decline in the stock price.

Following the completion of the transactions, for so long as Merrill Lynch…, page 16

22. Please revise to clarify the risk to the company and/or to investors.

Reasons for the Transactions, page 25

23. Please revise to disclose the reasons why the parties are engaging in this transactions. Refer to Item 4(a)(2) of Form S-4. We note that this section currently provides a list of neutral "factors" considered by the BlackRock's board rather than the positive *reasons why* the board has chosen to engage in this transaction. Please revise to state these factors in positive terms and be as specific as possible regarding how, for example, certain aspects of the information considered by the board in each of the areas discussed provide a basis for supporting this transaction. Also, provide a discussion of all specifically negative aspects of this information considered by the board, not merely a few generic risks associated with the merger.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

24. We refer to the acquisition of the Phillips pension business in September 2005 and to related disclosure in Note 1, "Summary of Significant Accounting Policies, Goodwill and Intangibles" on page F-12. In this regard, please revise MD&A to discuss the following:

- the effects of this acquisition on MLIM's current results of operations, cash flow and liquidity; and

- any material risks of decreases in value of the $18 billion in AUM acquired due to increased global market volatility subsequent to the first quarter of 2006, as stated in the "Global Market Activity" section on page 12.

Opinion of Citigroup Global Markets Inc., Page 41

25.   Please disclose how much remuneration Citigroup has received for each of the transactions listed. Also, please clarify the final sentence of carryover paragraph on page 50 so that it is clear that all the relationships are disclosed that are required to be disclosed.

Material U.S. Federal Income Tax Considerations, page 50

26.   Please revise to indicate that this discussion is based on a tax opinion filed in a pre-effective amendment.

Transaction Agreement and Plan of Merger, page 52

27.   Please revise under "MLIM Business Contribution" at the top of page 53 to clarify that there will be some restructuring of MLIM, whereby certain assets and liabilities not related to the MLIM business will not be transferred to BlackRock. We note the disclosure in the fourth bullet from the bottom of page 59.

Covenants, page 59

28.   We refer to the covenant in the thirteenth bullet point on page 59 that states the MLIM business entities will transfer all asset and liabilities that are not related to the MLIM business to a ML & Co. entity that is not being transferred to BlackRock. In this regard, please tell us the nature and amount of assets and liabilities transferred to the ML & Co. entity that are not being transferred to BlackRock and confirm to us that MLIM is not contingently liable for any of the liabilities transferred.

Documents Incorporated by Reference, page 89

29.   You can incorporate proxy statements going forward, but not those already filed. Please revise.

Financial Statements of Merrill Lynch Investment Managers Business

Combined Statement of Earnings, page F-3

30.   You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

- how you determined that this is an appropriate presentation; and

- how you gather costs to make management decisions.

31.   Tell us why you have added the *portfolio servicing fees* along with *asset management fees* as a single revenue line item in the income statement. Consider in your response:

- the variability of the portfolio servicing fees which are earned only if investment performance exceeds predetermined levels; and

- accruals for portfolio servicing fees are subject to reversal pending future performance. Refer to Note 1, "Summary of Significant Accounting Policies, Revenue Recognition" on page F-10.

32.   Please revise the *intercompany expense allocation* to identify the nature of the corporate expenses that have been allocated to MLIM and describe in Note 1, "Basis of Presentation" the methodology used to allocate these expenses.

Combined Statements of Net Assets, page F-4

33.   Please provide us with an analysis that reconciles the $15.787 billion of total assets of MLIM as of December 31, 2005 with total assets of $7.47 billion for the business segment of MLIM stated in Note 3, "Segment and Geographic Information" on page 86 of the Form 10-K for the period ended December 31, 2005 of Merrill Lynch.

34.   Please explain to us why the net revenues and pre-tax earnings in the MLIM Combined Statement of Earnings in the Form S-4 *are identical* to the net revenue and pre-tax earnings figures in the segment information in Note 3 of the Merrill Lynch financial statement considering the increase of $8.31 billion in total assets of MLIM in the financial statements in the Form S-4 as compared to the segment disclosure in Note 3 of the Merrill Lynch Form 10-K.

Combined Statement of Changes in Net Assets, page F-5

35.   We refer to the "Change in ML& Co. asset and liability allocations" and related disclosure in Note 1, "Basis of Presentation" on page F-7. In this regard, please revise this disclosure to state what are the specific types and dollar amounts of assets and liabilities from ML&Co. that have been allocated to MLIM and the basis for their allocation.

Combined Statement of Cash Flows, page F-6

36.   Revise the "Other, net" line item for $946 million in the "Cash flows from Operating Activities" in 2004 to describe the major types of specific activities that resulted in these changes in operating assets and liabilities

37.   Please revise the note to the financial statements to describe the transaction in the "Cash Flows from Financing Activities" section in which Capital contributions from parent increased by $5.4 billion and Net Receivables from Affiliates decreased by the same amount.

Basis of Presentation, page F-7

38.   We refer to the second paragraph on page F-7 regarding the stand-alone basis for
       presenting the MLIM operations. In this regard, please revise to explain the following
       terms used to describe the allocation methodology:

       • Explain what are *mixed use* or *shared entities* and how their costs are allocated to
         MLIM.

       • Describe how you determined the nature of the relationship between these cost
         centers and the MLIM business in order to establish an allocation basis.

       • Explain what you mean by ML general ledger *hierarchy* and how you used it to
         establish an allocation methodology.

Allocations from ML & Co., page F-9

39.   We refer to the statement that the combined financial statements reflect allocations of
       corporate asset, liability, revenue and account balances from ML & Co and to the
       "Change in ML & Co. asset and liability allocations" accounts in the Combined
       Statement of Changes in Net Asset on page F-5. In this regard, for each of these
       allocations from the parent, please revise to provide the following information:

       • State the specific nature and dollar amounts of assets, liabilities, revenue and
         expenses from ML & Co. that have been allocated to MLIM.

       • Describe the nature of the *account balances* that are allocated to MLIM and the
         basis for their allocation.

       • Explain the incremental or proportional allocation method used to allocate these
         corporate items to MLIM.

       • Explain the reasons why the "Change in ML & Co. asset and liability allocations"
         has decreased net assets in 2003 by $283 million; increased net assets in 2004 by
         $652 million and decreased net assets in 2005 by $196 million.

       • An assertion from management that the allocation methodology used is
         reasonable.

       Refer to Interpretive Response to Question 2 of SAB 1.B.

Variable Interest Entities, page F-9

40.   We refer to the statement that although a VIE's actual results may differ from projected outcomes a revised qualitative and/or quantitative analysis *is not required based on results achieved*. In this regard, please revise and reconcile this statement with the reconsideration events discussed in paragraph 7 of SFAS 46R that can affect the determination of whether an entity is a VIE based on changes in expected losses and expected residual returns.   A similar revision should be made to MLIM's "Critical Accounting Policies" section on page 36

Goodwill and Other Intangibles, page F-12

41.   We refer to the acquisition of Philip's pension business in September 2005 for $81 million. In this regard if material, please revise the footnote to provide the information required by paragraph 51 and 52 of SFAS 141 regarding the terms of the acquisition.

Note 7, Commitments and Contingencies, page F-17

42.   We refer to Note 12, "Commitments, Contingencies and Guarantees" on page 106 of the Form 10-K of Merrill Lynch for the year ended December 31, 2005 that discloses the terms of specific litigation such as the *IPO Allocation Litigation*, *Enron Litigation* and *Research Litigation* that have affected their consolidated financial statements. In this regard, please revise this note to state the litigation to which MLIM is a party to the litigation as a subsidiary of ML & Co.

Note 10, Income Taxes, page F-21

43.   Please tell us and revise the note to describe if the income tax expense of MLIM is recorded on a stand-alone basis. Consider in your response that the "Termination of Tax Sharing Agreements" on page 63 states Merrill Lynch will terminate, under the merger agreement, all tax allocation or sharing agreements with affiliates conducting the MLIM business. Refer to interpretive response to Question 3 of SAB 1:B.1

44.   We refer to the "Income Taxes" section of the "Critical Accounting Policies" in MD&A on page 27 of the Form 10-K of Merrill Lynch for the period ended December 31, 2005 that states:

        • ML & Co. is under examination by the IRS covering fiscal years 2001 to 2003 and IRS audits have also started for 2004 and 2005.

        • Tax reserves have been established which ML & Co. believes are adequate in relation to the potential assessments.

        • There is a *reasonable possibility* that additional amounts totaling no more than $150 million may be incurred.

- ML & Co. will adjust the reserves when they have more information available. The reassessment of tax reserves could have a material impact on ML & Co.'s financial statements if it occurs.

In this regard, please revise the note to explain whether:

- any of these IRS audits will affect the amount of tax reserves of MLIM and the estimated amount of the tax contingency that relates to the operations of MLIM;

- the effect of these pre-acquisition contingencies on the fair value of MLIM; and

- how you will account for this pre-acquisition contingency.

Financial Statements for the three months ended March 31, 2006

Note 8, Commitments and Contingencies, page F-30

45.   We refer to Note 2, "Subsequent Events" on page 86 of the Form 10-K of Merrill Lynch for the year ended December 31, 2005 that states on February 16, 2006 ML & Co. entered into agreements-in-principle settling 23 class actions that challenged the objectivity of research recommendations related to securities of Internet Companies. As a result of this settlement an accrual for other liabilities was recorded in accordance with SFAS 5 for a pre-tax charge of $170 million which was included in *other expense*. In this regard, please tell us and disclose in this footnote whether a corresponding amount of this tax settlement was allocated to MLIM and recorded in the financial statements.

Pro Forma Financial Statements, page F-32

46.   Please revise to provide a pro forma adjustment giving effect to the recurring retention expense to be incurred by the Company of $80 million as a result of the merger transaction. Consider in your response the following disclosure:

- The risk factor titled "Loss of key personnel could lead to loss of clients and a decline in our revenues" on page 16 that states the Company has provided retention incentives for individuals who will be a part of the combined post-merger company.

- The "Pro Forma Analysis" section on page 48 of the valuation analysis of CitiGroup Global Markets which included an assumption of incremental retention expense of $80 million, amortizable in four years.

47.   We refer to the "Indicated transaction multiples" section on page 44 of the valuation analysis of CitiGroup Global Markets which includes a $125 million cash contribution

contemplated by the transaction agreement.   In this regard, please revise the pro forma financial statements to record the cash contribution for the acquisition of the MLIM business and disclose the contractual basis for the payment.

Notes to Pro Forma Condensed Combined Financial Statements, page F-36

Note 1, "Pending Transaction", page F-36

48.   We refer to the "Accounting Treatment" section on page 50 that states BlackRock will be deemed the *accounting acquirer* for financial statements purposes. In this regard, considering that upon closing of the merger transaction Merrill Lynch and PNC, the parent of BlackRock, will own a 45% and a 34% voting interest, respectively in New BlackRock please tell us and revise to discuss here and in the "Accounting Treatment" section the following:

- In light of the fact that Merrill Lynch will receive the larger portion of the voting rights in New BlackRock, how you determined that BlackRock is the accounting acquirer considering paragraph 17.a of SFAS 141 states the acquiring entity is, all else being equal, the owner who received the *larger portion of the voting rights.*

- Any other facts and circumstances, such as those described in paragraph 17 of SFAS 141, which you considered in determining which of the parties to the merger is the accounting acquirer.

- State in this note to the pro forma financial statements which of the controlling parties of the combining entities is the accounting acquirer under SFAS 141 and describe the authoritative basis for your determination.

- Please tell us if this merger transaction would result in a loss of any tax attributes.

49.   Provide us with the qualitative and quantitative analysis you performed to conclude that the existence of any other factors outweighs the condition in paragraph 17 of SFAS 141 related to using the majority of the voting rights as the basis for determining who is the accounting acquirer in the merger transaction.

50.   We refer to the statement that upon closing of the merger transaction, Merrill Lynch will own approximately 65 million shares equal to from 49% to 49.8% of the shares of the combined company, including a 45% voting interest. In this regard, please revise to explain in this section:

- The characteristics and number of non-voting equity instruments to be owned by Merrill Lynch that results in the difference between the 49% equity investment and the 45% voting interest.   Refer to the "Adjustment of consideration payable to Merrill Lynch" section on page 53 regarding the issuance of non-voting series

A convertible participating preferred stock of New BlackRock if the consideration issued to Merrill Lynch exceeds 45% of the voting power of BlackRock.

- How you will account for the non-voting convertible stock under SFAS 150 and describe the conditions that are necessary to trigger the conversion features.

- How the fair value of the voting and non-voting equity shares issued to Merrill Lynch as consideration for the MLIM acquisition was determined.

51.   Please revise to provide a schedule, preferably in tabular form, to show the calculation of the purchase price allocations, including the value assigned to net tangible and intangible assets acquired as well as to liabilities. In that presentation:

- State how the purchase price of the acquisition was determined and allocated to specific identifiable tangible and intangible assets and liabilities as required by paragraph 35 of SFAS 141.

- Considering the pro forma adjustments are preliminary and subject to adjustments as stated in the second paragraph on page F-37, please identify any specific liabilities and tangible and intangible assets that are likely to be recognized and discuss any uncertainties regarding the effects of amortization periods assigned to the assets.

- Describe the expected useful lives or amortization periods of significant assets acquired in the merger, including tangible assets and specific intangible assets subject to amortization.   Disclose how the amortization period was determined.

- Explain the accounting policies related to recording impairments to the carrying value of specific tangible and intangible assets.

- State the dollar amount and nature of any material costs and fees related to the acquisitions that were capitalized.

Note 4, Pro Forma Adjustments, page F-38

52.   We refer to the first paragraph on page F-37 that describes additional assumptions made in preparing the pro forma financial statements. In this regard please revise to:

- cross reference each individual assumption to the related pro forma adjustment on pages F-33 and F-34 for which it provides additional support; and

- include where applicable a reference to the section in the registration statement that provides additional disclosure regarding contingent payments related to the merger, additional compensation stock compensation costs and stock-based awards.

53.   We refer to the first bullet point on page F-37 that states the fair value of *finite-lived assets* as of January 1, 2005 was $900 million with an estimated average life of eight years. In this regard, please tell us and revise the bullet point to describe the nature and dollar amount of the major asset categories that are included in that amount. Explain how the estimated average life of eight years was determined.

54.   We refer to pro forma adjustment A on page F-33 to write off goodwill *and intangible assets* related to the MLIM acquisition totaling $4.454 billion. In this regard, please tell us the authoritative accounting literature you relied on to write off the pre-merger intangible assets considering paragraph 38 of SFAS 131 requires that previously recorded goodwill of an acquired entity not be recognized but does not refer to previously recorded intangible assets.

55.   We refer to pro forma adjustment B on page F-33 to reclassify and separately disclose deferred commissions of MLIM of $100 million.   In this regard, considering the deferred commissions balance is material to *income before income taxes and minority interest* of $586 million, please revise the historical financial statements of MLIM as follows:

   • Describe in the "Revenue Recognition" policies section of Note 1, "Summary of Significant Accounting Policies" on page F-10 the accounting polices regarding deferred commissions and their timing for revenue recognition.

   • Disclose in MD&A the effects of recording deferred commissions on the operating results of the Company.

   • Consider providing a roll-forward analysis of your deferred commissions with respect to the prior year's balance.

56.   We refer to pro forma adjustment C on page F-33 to write-off MLIM deferred tax balances as required by paragraph 38 of SFAS 141. In this regard, please revise the description of this adjustment on page F-38 to reconcile it to the additional assumptions in the second bullet point on page F-37 that states deferred taxes related to the acquisition of Mercury Asset Management Group by MLIM is amortized over seven years for tax purposes and is fully realizable.

57.   We refer to pro forma adjustment D on page F-33 to reclassify from "Other Payables" and separately disclose MLIM minority interest.   With respect to the minority interest in MLIM please tell us and revise to provide the following disclosure:

   • discuss in the adjustment how this minority interest was determined as part of the merger transaction;

- revise the historical financial statements of MLIM to separately disclose the minority interest if it relates to the pre-merger MLIM; and

- describe in Note 1, "Summary of Significant Accounting Policies" on page F-10 the events that resulted in the minority interest in MLIM which is 10% of *income before income taxes and minority interest* for the three months ended March 31, 2006.

58.   We refer to pro forma adjustment F on page F-33 to record goodwill and intangibles and deferred tax assets related to Mercury Asset Management Group. In this regard, please revise the adjustment to separately disclose the specific identifiable intangibles recorded and the amortization policies for specific intangibles subject to amortization. Describe how the deferred tax assets related to Mercury were determined and the fiscal periods that will be benefited by their realization.

59.   We refer to pro forma adjustment G on page F-33 to record amortization of intangibles of New BlackRock. In this regard, please:

- disclose the balance of the intangible assets separately from goodwill;

- state the types of intangible assets acquired and if they are subject to amortization;

- state the nature of the intangible assets that are recorded as "Other Assets"; and

- disclose the amortization periods of the various asset categories and how they were determined.

60.   We refer to pro forma adjustment H on page F-33 to record the net present value of contingent payments to Merrill Lynch of $43 million. In this regard, please revise to:

- describe the nature of the contingency that resulted in this contingent payment;

- discuss the assumptions used to determine the net present value; and

- discuss whether this contingency is based on earnings or on security prices and how it affects the cost recorded of the acquisition. Refer to paragraphs 28 and 29 of SFAS 141.

61.   We refer to pro forma adjustment J on page F-33 to record the impact of the increased post-merger tax rate. In this regard, please revise the description of this adjustment on page F-38 to separately state the effective tax for federal income tax purposes and the effect of any taxes on international operations.

62.   We refer to pro forma adjustment K on page F-33 to reverse accelerated stock compensation for the first quarter of 2006 for $66 million. In this regard, please revise to:

- describe the terms for issuing the accelerated stock compensation and how the amount was determined;

- tell us and state if the amount reversed is the estimated *non-recurring portion* of the stock compensation in excess of what would be considered the recurring additional compensation issued as a result of the merger agreement; and

- cross reference to additional disclosure in the notes to the financial statements of MLIM.

63.   We refer to pro forma adjustment L on page F-33 to record the utilization of deferred tax assets. Please revise to describe whether this transaction is related to the merger and the nature of the specific transactions that have resulted in the utilization of these deferred tax assets.

64.   We refer to pro forma adjustment A on page F-39 to reclassify investment income to conform to BlackRock presentation. In this regard, please revise the historical financial statements of MLIM to record investment income as non operating income considering they are not part of MLIM's core operating activities. Refer to Rule 5-03 of Regulation S-X.

65.   We refer to pro forma adjustment B to eliminate amortization expense on MLIM pre-merger intangible assets. In this regard, please revise the footnote to state:

- the account that was *debited* for $1 million in the pro forma income statement for the three-month period ended March 31, 2006 on page F-32 for the difference between the $2 million reversal of general and administrative expense and the increase in income taxes of $1 million.

- the account that was *debited* for $4 million in the pro forma income statement for the year ended December 31, 2005 on page F-34 for the difference between the $3 million reversal of general and administrative expense and the reduction in income taxes of $1 million.

66.   We refer to pro forma adjustment C on page F-39 to record the amortization of intangible assets of New BlackRock. In this regard, please revise the footnote to state:

- the account that was *credited* for $18 million in the pro forma income statement for the three-month period ended March 31, 2006 on page F-32 for the difference between the $28 million accrual of general and administrative expense and the decrease in income taxes of $10 million.

- the account that was *credited* for $71 million in the pro forma income statement for the year ended December 31, 2005 on page F-34 for the difference between the $112 million accrual of general and administrative expense and the reduction in income taxes of $41 million.

67.   We refer to pro forma adjustment D on page F-39 to reclassify minority interest from general and administrative expense to conform to BlackRock presentation. In this regard, please revise the historical financial statements of MLIM for this reclassification or tell us the authoritative basis for recording historical minority interest as part of general and administrative expenses in the historical financial statements of MLIM.

68.   We refer to pro forma adjustment E to adjust basic and diluted shares for stock to be issued to Merrill Lynch. Revise the footnote to explain why the weighted average shares outstanding of New Blackrock is the sum of the shares outstanding as of the end of each annual and interim period and the 65 million new New Blackrock shares to be issued in the merger transaction.

69.   We refer to pro forma adjustment F to adjust diluted shares for stock to be issued to employees on the close of the transactions. In this regard, please revise to discuss the terms under which the 1.071 million shares were issued as compensation to employees and how they were valued as required by SFAS 123R. Refer to the notes to the financial statements where the compensation agreements are discussed.

70.   We refer to pro forma adjustment G to record the impact of the increased post-merger tax rate that records an increase in income taxes of $18 million and $58 million for the three-months ended March 31, 2006 and the 12 months ended December 31, 2005. In this regard, please revise to state in the footnote the nature of the account that is *credited* for $18 million and $58 million, respectively, for the three-months ended March 31, 2006 and the year ended December 31, 2005 to offset the increase in income tax expense.

71.   We refer to pro forma adjustment H to reflect imputed interest on the net present value of contingent payments by Merrill Lynch. Refer in the footnote to the fifth bullet point in the first paragraph on page F-37 that discusses the assumptions used to discount the $50 million of contingent payments. Revise to cross reference to the notes to the financial statements where this formation is included. State in the footnote the *credit* account that is affected by recording this additional interest expense for $1 million for the three-months ended March 31, 2006 and $3 million for the year ended December 31, 2005.

72.   We refer to pro forma adjustment I to reverse MLIM accelerated stock compensation for the first quarter of 2006. Refer to the eighth bullet point in the first paragraph on page F-

37 and to related disclosure in the notes to the financial statements. Revise to state the offsetting *credit* account that is affected for $66 million with this transaction.

Form 10-K of BlackRock for the year ended December 31, 2005

Overview, page 1

73.   We refer to the table of Assets under Management by Asset Class for the five-year period ended December 31, 2005 and the 4-year CAGR for each asset class. In this regard, please tell us and provide the following information:

- Tell us and explain in future filings why you have changed your method of computing the *Compound Annual Growth Rate* ("CAGR) for Assets under Management ("AUM") to a 4-year period in 2005 from a 5-year period in 2004 as stated in the "Overview" section in the Form 10-K for the year ended December 31, 2004.

- Explain in this section in future filings the effects of this change on tracking the performance of your AUM in 2005 and on compensation paid related to the growth of AUM.

- Tell us and revise the Form S-4 to disclose if this change in determining the CAGR has affected the valuation of BlackRock for purposes of the merger agreement with Merrill Lynch.

74.   We refer to the merger agreement entered into on February 15, 2006 with Merrill Lynch in which they will acquire a 45% voting interest in BlackRock and PNC will decrease its current 70% voting interest to 35% of the combined company. In future filings please include in this section or in Management's Discussion and Analysis, a discussion of why PNC is the accounting acquirer considering Merrill Lynch will acquire the larger portion of the voting rights in the combined entity. Refer to the factors and circumstances to in paragraph 17 of SFAS 141 for identifying the accounting acquirer.

Alternate investment products, page 6

75.   We refer to the second paragraph that states the fixed income sector managed in 2005 $7.6 billion in collateralized debt obligation ("CDOs") some of which were backed by corporate credit default swaps. In this regard, please tell us and discuss in Management's Discussion and Analysis in future filings any significant risks incurred by the Company in managing CDOs backed by corporate credit default swaps. If material, please consider including a risk factor in the Form 10-K and in the Form S-4 regarding the risks involved.

76.   We refer to the last paragraph that states in 2005 BlackRock launched BlackRock Kelso
        Capital Corporation *in concert* with Kelso & Company. In this regard, please tell us and
        discuss in the notes to the financial statements in future filings the nature of the
        relationship with Kelso and how you account for this relationship.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

Overview, page 27

77.   We refer to the non-GAAP adjustment to *Revenues, GAAP basis* to deduct revenues for
        "reimbursable property management compensation" for $24 million in 2005. In future
        filings, please revise the historical revenues to record reimbursements for property
        management compensation as reductions to compensation expense since they are not
        classifiable as revenues under SFAS Concept Statement No. 6.

78.   We refer to the non-GAAP adjustment to *Operating Income, GAAP basis* that add the
        PNC LTIP funding obligation of $48.6 million in 2005 and $85 million in 2004. In
        future filings please include a description of the reasons why these adjustments were
        made regarding the funding by PNC of the LTIP plan with up to four million shares of
        BlackRock stock surrendered by them. Refer to the second paragraph of the "Overview"
        section on page 3 and to comment 5 in our letter dated June 15, 2005.

Operating results for the year ended December 31, 2005 as compared with the year ended
December 31, 2004, page 37

79.   Please tell us and provide in future filings in this section a discussion of *operating
        income* and *operating margin* for 2005 and 2004 similar to that provided in the
        "Operating Income and Net Income" section of Management's Discussion and Analysis
        on page 46 of your 10-K for the year ended December 31, 2004.   Consider in your
        response the following disclosure of *operating income* and *operating margin* in the Form
        10-K:

        •   The *operating income* for the last five years shown in the "Selected GAAP Financial
            Results" table in the "Overview" section on page 3

        •   The reconciliation of *Operating Income* and *Operating Margin* from a GAAP basis to
            a non-GAAP basis in the "Overview" section of MD&A on page 28 which you state
            are effective indicators of management's ability to employ BlackRock's resources.

Recent Accounting Developments, page 55

80.   We refer to your reference to the discussion of recent accounting development in Note 1
        to the financial statements. In this regard, in future filings, please discuss in this section

the expected impact of adopting recently issued accounting standards on understanding the Company's future results of operations, such as the implementation of SFAS 123R that provides for two different application methods to use upon adoption with varying effects on the financial statements. Refer to SAB Topic 11:M.

Management's Report on Internal Control over Financial Reporting , page F-2.

81.   We refer to the following statements in the third paragraph regarding management's assessment of internal controls over financial reporting as of December 31, 2005:

- Their assessment and conclusion on the effectiveness of these controls did not include a review of the general computer controls of BlackRock Realty Advisors ("Realty") whose financial condition and operations are included in the 2005 consolidated financial statements of the Company.

- They did not assess the effectiveness of ICFR because the acquisition of Realty occurred within one date from the year of the financial statements, as allowed by Commission Guidelines.

- Realty represented 4.7% of total assets as of 12/31/05 and 8.4% of total revenues for 2005.

We note that the interpretive answer to Question 3 of the OCA *Frequently Asked Questions (revised October 6, 2004)* regarding *Management's Report on ICFR and Certification of Disclosure and Exchange Act Reports* states the period from which management may omit an assessment of an acquired business's internal control over financial reporting may *not extend beyond one year from the date of acquisition*. In this regard, please tell us why you consider that the assessment of internal controls related to the Realty qualifies for this exclusion considering Realty was acquired in January 2005 and therefore has formed part of the operations of BlackRock for one year after the date of acquisition.

Consolidated Statements of Income, page F-8

82.   You do not report a cost of services in your income statement as required by Article 5 of Regulation S-X. Tell us:

- how you determined that this is an appropriate presentation; and

- how you gather costs to make management decisions.

Note 1, Significant Accounting Policies, page F-15

Revenue Recognition, page F-17

83.   We refer to your revenue recognition policies regarding performance fees that are recorded upon attaining specified investment return thresholds. In this regard please tell us and state in future filings:

- your policy regarding reversals of performance fees and related compensation expense if the investment product does not continue to meet specified investment return thresholds; and

- if there were any performance fees subject to reversal.

Refer to the "Revenue Recognition" section on page F-14 of the Form 10-K for the year ended December 31, 2004. We also note your response to comment 11 in your letter dated July 26, 2005 with respect to your Form 10-K for the year ended December 31, 2005 in which you stated this disclosure would be provided in future filings.

Note 6, Derivative Instruments, page F-29

84.   We refer to your disclosure regarding the Pillars Synthetic CDO transaction in which the Company has entered into a credit default swap with a financial institution to provide credit protection with respect to a series of credit swap transactions. In this regard, please tell us and discuss in future filings the following:

- How the credit default swap was determined to be effective in reducing credit risk with respect to a series of credit swap transactions with multiple streams of cash flows and payment dates;

- State if this is a designated fair value or cash flow hedge under SFAS 133 and describe the related accounting treatment.

- Describe the quantitative measures you use to assess effectiveness both at inception and on an ongoing basis;

Note 8, "Borrowings", page F-32

85.   With respect to the conversion features of the Debentures please provide the following disclosure in future filings:

- how you considered the requirements of SFAS 150 in accounting for the conversion features of the Debenture

- your consideration of EITF 90-19, "Convertible Bonds with Issuer Options to settle for Cash upon Conversion" and EITF 00-19, "Accounting for Derivative

Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock".

- how you will account for the various embedded call and put options under SFAS 133. We note you response to comment 28 in your letter dated July 26, 2005 regarding the Form 10-K for the year ended December 31, 2004.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard T. Prins, Esq.
        Franklin M. Gittes, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036